April 6, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (202) 659-4980

Ms. Jeanne D. Hubbard
Chairwoman, President and Chief Executive Officer
Abigail Adams National Bancorp, Inc.
1130 Connecticut Avenue, NW
Washington, DC  20036

Re:	Abigail Adams National Bancorp, Inc.
	Form 10-K filed March 30, 2005
	Form 8-K filed February 14, 2005
	File No. 0-10971

Dear Ms. Hubbard:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *


Form 10-K for the Year Ended December 31, 2004

Annual Report to Shareholders

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm - page 16

1. Please revise your filing to include the name of the accounting firm who opined on the financial statements. We note Article 2-
02(a)(2) of Regulation S-X.


Form 8-K filed February 14, 2005

2. We note your intention to effectuate a merger with The Consolidated Bank & Trust Company (CB&T) of Richmond, Virginia during the second quarter of 2005. Based upon the disclosures included within your Form 8-K, it appears that this transaction would be considered a probable purchase business combination as specified in
Rule 3-05 (a)(1) and (2) of Regulation S-X. Furthermore, it appears that this transaction meets the asset significance test set forth in
Rule 3-05(b)(2) of Regulation S-X. As such, please supplementally tell us when you intend to file the financial statements for CB&T, the pro-forma information required by Article 11 of S-X, and the annual and interim financial statement periods you intend to present for each. If you believe that you do not meet any of the significance tests provided in Rules 3-05 and 11-01 (b) of Regulation
S-X, please supplementally provide us with your supporting analysis.


*    *    *    *    *    *    *


      As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review, as appropriate. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 824-
5398
or me at (202) 942-1783 if you have questions.

							Sincerely,



	                         John P. Nolan
				Accounting Branch Chief

??

??

??

??

Ms. Jeanne D. Hubbard
Abigail Adams National Bancorp, Inc.
Page 3 of 3